UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Deutsche Industrie REIT-AG

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Germany

(Jurisdiction of Subject Company’s Incorporation or Organization)

CTP N.V.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Richard John Wilkinson

CFO

CTP N.V.

Apollolaan 151

1077 AR Amsterdam

The Netherlands

Tel: +31 85 2431 294

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Carsten Berrar

Clemens Rechberger

Sullivan & Cromwell LLP

Neue Mainzer Straße 52

60311 Frankfurt, Germany

Tel: +49 (0)69 4272 5514

December 7, 2021

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document
A.	Announcements pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG) in conjunction with Section 39 para. 2 sentence 3 no. 1 of the German Stock Exchange Act (Börsengesetz – BörsG) published on January 11, 2022.

(b) Not applicable.

Item 2. Informational Legends

The following legend has been included on the offering related documents and on a webpage required to be clicked through prior to accessing any offering related documents:

“The Offer will result in the acquisition of securities of a Germany company and is subject to German disclosure requirements, which differ from those of the United States. The financial information included or referred to in the offer documents has been prepared in accordance with non-U.S. accounting standards and, accordingly, may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The Offer is made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Securities Exchange Act”), and the issuance of shares in the Offer will be pursuant to an exemption from registration provided by Rule 802 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the Offer is otherwise made in accordance with the applicable regulatory requirements in Germany. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law.

It may be difficult for U.S. holders of shares to enforce their rights and any claims arising under the U.S. federal securities laws, since CTP and DIR are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. U.S. holders of shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.”

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document
A.	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed by CTP N.V. on December 7, 2021.

(2)	Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2022

CTP N.V.

By:	/s/ Richard John Wilkinson
Name:	Richard John Wilkinson
Title:	Executive Director and Chief Financial Officer